EXHIBIT 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

BY AND AMONG

XTO ENERGY INC.

AND

CONTANGO OPERATORS, INC.,

ALTA RESOURCES, L.L.C.,

GPM ENERGY, LLC,

MND PARTNERS, L.P. AND

TEPEE PETROLEUM COMPANY, INC.

As of January 4, 2008

TABLE OF CONTENTS

ARTICLE I	PURCHASE AND SALE OF ASSETS	1

1.1	Purchased Assets	1
1.2	Excluded Assets	2
1.3	Assumed Liabilities	3
1.4	Excluded Liabilities	3
1.5	Purchase Price	3
1.6	Allocated Values	3
1.7	Adjustments to Purchase Price	3
1.8	Termination for Reduction	4
1.9	Closing Date Adjustment to Purchase Price	4
1.10	Post-Closing Adjustments to Purchase Price	4
1.11	Additional Proceeds	7
1.12	Consents	7

ARTICLE II	CLOSING	8

2.1	The Closing	8
2.2	Deliveries by Sellers at the Closing	8
2.3	Deliveries by Buyer at the Closing	8
2.4	Proceedings at Closing	8

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLERS	9

3.1	Organization and Qualification	9
3.2	Authority; Binding Effect	9
3.3	Governmental Entities	9
3.4	No Conflicts	10
3.5	Contracts; Leases	10
3.6	Title to Equipment	10
3.7	Oil and Gas Interests	10
3.8	No Litigation	11
3.9	Brokers’ Fees	12
3.10	Books and Records	12
3.11	Disclaimer	12

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER	12

4.1	Organization and Qualification	12
4.2	Authority; Binding Effect	13
4.3	Governmental Entities	13
4.4	No Conflicts	13
4.5	No Litigation	14
4.6	Brokers’ Fees	14
4.7	Disclaimer	14

ARTICLE V	COVENANTS	14

5.1	Closing Efforts	14

i

5.2	Governmental and Third-Party Notices and Consents	14
5.3	Operation of Businesses of Sellers	15
5.4	Expenses	16
5.5	Notification	16
5.6	Access to Information	16
5.7	Bulk Sales Laws	16
5.8	Access to Books and Records	17
5.9	Letters In Lieu	17
5.10	Further Assurances	17

ARTICLE VI	TITLE MATTERS	17

6.1	Title Information	17
6.2	Defensible Title	17
6.3	Defensible Title; Development Acreage	18
6.4	Allocated Value	18
6.5	Permitted Encumbrances	18
6.6	Title Defect	19
6.7	Title Defect Value	19
6.8	Title Defect Notice	20
6.9	Assumed Title Liabilities	20
6.10	Reasonable Documentation	20
6.11	Sellers’ Options	21
6.12	Adjustment to Purchase Price; Threshold and Deductible	21
6.13	Exclusions of Wells	21

ARTICLE VII	CONDITIONS TO CLOSING	22

7.1	Conditions to Each Party’s Obligations	22
7.2	Conditions to Obligations of Buyer	22
7.3	Conditions to Obligations of Sellers	23

ARTICLE VIII	INDEMNIFICATION	24

8.1	Indemnification by Sellers	24
8.2	Indemnification by Buyer	24
8.3	Indemnification Claims	25
8.4	Survival of Representations, Warranties and Covenants	28
8.5	Limitations	28
8.6	Treatment of Indemnification Payments	29

ARTICLE IX	TERMINATION	30

9.1	Termination	30
9.2	Effect of Termination	30
9.3	Remedies	31

ARTICLE X	DEFINITIONS	31

ARTICLE XI	MISCELLANEOUS	38

11.1	Press Releases and Announcements	38
11.2	No Third Party Beneficiaries	38

11.3	Like-Kind Exchanges	38
11.4	Entire Agreement	38
11.5	Succession and Assignment	39
11.6	Counterparts and Facsimile Signature	39
11.7	Headings	39
11.8	Notices	39
11.9	Governing Law	41
11.10	Amendments and Waivers	41
11.11	Severability	41
11.12	Submission to Jurisdiction	41
11.13	Construction	42

Schedules and Exhibits

Schedule 1.2(g)	-	Excluded Assets

Schedule 1.5	-	Sellers’ Allocation

Schedule 3.3	-	Governmental Approvals

Schedule 3.4	-	No Conflicts; Exceptions

Schedule 3.5	-	Contracts; Leases

Schedule 3.7(a)	-	Oil and Gas Interests

Schedule 3.7(d)	-	Liens

Schedule 3.8	-	No Litigation; Exceptions

Schedule 3.9	-	Brokers’ Fees; Exceptions

Schedule 4.3	-	Governmental Approvals

Schedule 4.4	-	No Conflicts; Exceptions

Schedule 4.6	-	Brokers’ Fees; Exceptions

Schedule 5.3	-	Pre-Closing Operation of Business

Schedule 6.6	-	Title Defects

Exhibit A	Leases

Exhibit B	Wells

Exhibit C	Equipment

Exhibit D	Allocated Values

Exhibit E	Form of Assignment and Bill of Sale

Exhibit F	Form of ORRI Assignment

ASSET PURCHASE AGREEMENT

Asset Purchase Agreement (this “Agreement”) entered into as of January 4, 2008 by and among Contango Operators, Inc., a Delaware corporation (“Contango”), Alta Resources, L.L.C., a Texas limited liability company (“Alta”), GPM Energy, LLC, a Texas limited liability company (“GPM”), MND Partners, L.P., a Texas limited partnership (“MND”) and Tepee Petroleum Company, Inc., a Texas corporation (“Tepee”), and XTO Energy Inc., a Delaware corporation (“Buyer”). Contango, Alta, GPM, MND and Tepee are hereinafter sometimes referred to collectively as the “Sellers” and individually as a “Seller.”

W I T N E S S E T H

WHEREAS, Sellers own interests in certain oil and gas leases and related assets in the State of Arkansas;

WHEREAS, the parties hereto desire that Sellers sell, assign, transfer, convey and deliver to Buyer, and that Buyer purchase and acquire from Sellers, all of Sellers’ right, title and interest in and to the oil and gas leases and related assets as set forth herein, and that Buyer assume certain of the liabilities associated therewith, all on the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the representations, warranties, covenants, promises and the mutual agreements contained herein, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1 Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing each of the Sellers agrees to sell, transfer and assign to Buyer, and Buyer shall purchase and receive, all of Sellers’ right, title and interest in and to the following (the “Purchased Assets”):

(a) Leases. The oil and gas leases and other Oil and Gas Interest(s) described in Exhibit A and in the lands listed in Exhibit A covered by the leases or other Oil and Gas Interest(s) described in Exhibit A, even if a lease or other Oil and Gas Interest(s) is inaccurately described in or omitted from Exhibit A (each, a “Lease” and sometimes, collectively, the “Leases”);

(b) Wells. All oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, and all drillable well locations, located on the lands covered by the Leases or pooled therewith, including, without limitation, those described in Exhibit B (each, a “Well” and sometimes, collectively, the “Wells”);

(c) Equipment. All equipment, fixtures, machinery, tanks, pipelines, gathering lines, flow lines, saltwater and other disposal wells, and other appurtenances and all other personal property or fixtures that are located on the lands covered by the Leases or pooled therewith and used in connection with the ownership or operation thereof and the production of oil and/or gas therefrom, including, without limitation, those described in Exhibit C, but specifically excluding those listed on Schedule 1.2(g) attached hereto (collectively, the “Equipment”);

(d) Contracts. All contracts, agreements (other than the Participation Agreement and the Farmout Agreement, which shall be terminated immediately prior to the Closing), leases (other than the Leases), rights-of-way, easements, servitudes, surface leases, title instruments and other similar rights, only to the extent attributable to and affecting, the Leases, Wells, Equipment, and other Oil and Gas Interest(s), including all hydrocarbon sales, purchase, gathering, transportation, treating, storage, compression, marketing, exchange, processing and fractionating contracts or agreements, division orders and joint operating agreements (each an “Assigned Contract” and, collectively, the “Assigned Contracts”);

(e) Seismic and Other Data. To the extent owned by such Seller and transferable without payment of transfer fees, any seismic data, interpretations or analyses based thereon, relating to the lands covered by the Leases or other Oil and Gas Interest(s) or pooled therewith, together with any data, studies, compilations, engineering or data or other information relating to reserves or otherwise pertaining or relating to the Wells and Leases and other Oil and Gas Interest(s);

(f) Books and Records. All books and records of such Seller related to the operation or ownership of the Purchased Assets.

1.2 Excluded Assets. The Purchased Assets do not include, and Sellers shall not sell, transfer or assign to Buyer, and Buyer shall not purchase, acquire or accept any assets of Sellers other than the Purchased Assets (the “Excluded Assets”), including, without limitation,

(a) the corporate seals, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate, limited liability company or partnership organization of Sellers;

(b) accounts receivable relating to any operation or ownership of the Purchased Assets for periods prior to the Effective Time;

(c) oil and liquid hydrocarbon inventories in tanks above the pipeline connections as of the Effective Time and any and all revenues attributable thereto;

(d) gas produced through designated sales meters prior to the Effective Time and any and all revenues attributable thereto;

(e) the shares of capital stock, limited liability company membership interests or partnership interests of Sellers, as applicable;

(f) the rights which accrue or will accrue to Sellers under this Agreement, the Participation Agreement, the Farmout Agreement, the Seller Related Documents and the Buyer Related Documents; and

(g) the assets, properties and rights specifically set forth on Schedule 1.2(g).

1.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer shall assume and become responsible for all of the Assumed Liabilities effective as of the Effective Time.

1.4 Excluded Liabilities. Buyer shall not assume any Excluded Liabilities. “Excluded Liabilities” are any Liabilities of Sellers other than the Assumed Liabilities.

1.5 Purchase Price. As consideration for the sale of the Purchased Assets, the aggregate consideration to be paid by Buyer to Seller shall be (i) subject to adjustment in accordance with Sections 1.7, 1.8 and 1.10, Two Hundred Thirty Six Million One Hundred Eleven Thousand Dollars ($236,111,000) (the “Purchase Price”), payable on the Closing Date by wire transfer of immediately available funds to the accounts designated by Sellers to Buyer allocated amongst the Sellers in the form set forth on Schedule 1.5 as designated by Sellers to Buyer no later than three (3) days prior to the Closing Date, and (ii) the assumption of Assumed Liabilities.

1.6 Allocated Values. The Purchase Price shall be allocated to the Purchased Assets in accordance with the values set forth in Exhibit D attached hereto and made a part hereof. The Purchase Price shall be allocated to the Purchased Assets in accordance with the values set forth in Exhibit D, subject to reduction and increase of such values pursuant to Article VI. Such values (singularly, the “Allocated Value,” and collectively, the “Allocated Values”) shall be binding for purposes of adjusting the Purchase Price pursuant to Article VI.

1.7 Adjustments to Purchase Price.

(a) The Purchase Price shall be adjusted as follows:

(i) The Purchase Price shall be increased by the sum of the following:

(A) an amount equal to any and all ad valorem, property, production, excise, severance and similar taxes (other than income taxes) and assessments based upon or measured by the ownership of the Purchased Assets paid by or on behalf of Sellers that are attributable to periods of time from and after the Effective Time, which amounts shall, to the extent not actually assessed as of the Effective Time, be computed and prorated in accordance with this Section 1.7;

(B) an amount equal to any and all expenses and expenditures attributable to the Purchased Assets that are being paid by or on behalf of Sellers that are attributable to the periods from and after the Effective Time, as calculated in accordance with GAAP and this Section 1.7, including, without limitation, any and all prepaid expenses paid to third party operators; and

(C) the amount of any proceeds received by Buyer attributable to the Purchased Assets, including, but not limited to, proceeds from the sale of Hydrocarbons, that are attributable to any of the periods prior to the Effective Time, as calculated in accordance with GAAP and this Section 1.7.

(ii) The Purchase Price shall be reduced by the sum of the following:

(A) an amount equal to any unpaid ad valorem, property, production, excise, severance and similar taxes (other than income taxes) and assessments based upon or measured by the ownership of the Purchased Assets paid by or on behalf of Buyer that are attributable to periods of time prior to the Effective Time, which amounts shall, to the extent not actually assessed as of the Effective Time, be computed and prorated in accordance with this Section 1.7;

(B) an amount equal to any and all expenses attributable to the Purchased Assets that are paid by or on behalf of Buyer that are attributable to any periods prior to the Effective Time, as calculated in accordance with GAAP and this Section 1.7;

(C) the amount of any proceeds received by Sellers attributable to the Purchased Assets, including, but not limited to proceeds from the sale of Hydrocarbons, that are attributable to the periods of time from and after the Effective Time, as calculated in accordance with GAAP and this Section 1.7;

(D) the value of any Title Defects identified pursuant to and subject to the limitations described in Article VI and the Allocated Value of any Purchased Assets subject to a consent that has not been obtained, as more fully provided for in Section 1.12;

(E) Reduced or increased, as the case may be, by the actual net aggregate Imbalances, if any, owed by Sellers to third-parties, as of the Effective Time, multipled by a price of $4.00 per MMBtu.

(b) The difference of the aggregate amount set forth in Section 1.7(a)(i) minus the aggregate amount set forth in Section 1.7(a)(ii) shall be referred to as the “Purchase Price Adjustment.” If the Purchase Price Adjustment is positive, the Purchase Price shall be increased by the amount of the Purchase Price Adjustment. If the Purchase Price Adjustment is negative, the Purchase Price shall be reduced by the absolute value of the Purchase Price Adjustment.

1.8 Termination for Reduction. If net adjustments to the Purchase Price pursuant to Article VI exceed ten percent (10%) of the original unadjusted Purchase Price, either Sellers or Buyer may terminate this Agreement by giving written notice to the other Party no later than five (5) days prior to the Closing Date.

1.9 Closing Date Adjustment to Purchase Price. At least three (3) but no more than seven (7) days prior to the expected Closing Date, Sellers shall deliver to Buyer a written statement setting forth Sellers’ good faith estimate of the Purchase Price Adjustment (the “Closing Date Estimated Purchase Price Adjustment”). The Purchase Price as adjusted by the Closing Date Estimated Purchase Price Adjustment shall be referred to as the “Closing Date Aggregate Purchase Price.”

1.10 Post-Closing Adjustments to Purchase Price.

(a) As promptly as practicable but in no event earlier than sixty (60) days after the Closing Date nor later than seventy-five (75) days after the Closing Date, Sellers shall deliver to Buyer a statement (the “Initial Post-Closing Purchase Price Adjustment Statement”), setting forth in reasonable detail Sellers’ calculation of the Purchase Price Adjustment. Sellers shall provide Buyer access to all relevant books and records and supporting documentation in connection with Sellers’ preparation of and shall consult with Buyer in preparing the Initial Post-Closing Purchase Price Adjustment Statement.

(b) The Initial Post-Closing Purchase Price Adjustment Statement shall be subject to Buyer’s review. In reviewing the Initial Post-Closing Purchase Price Adjustment Statement, Buyer and its agents and representatives (including, without limitation, accountants and attorneys) shall have the right to communicate with, and to review the work papers, schedules, memoranda and other documents which were prepared by or on behalf of, Sellers in their calculation of the Purchase Price Adjustment. Buyer and its agents and representatives (including, without limitation, accountants and attorneys) shall also have access to all relevant books and records reasonably required for Buyer to complete its review. The Parties shall have sixty (60) days following delivery of the Initial Post-Closing Purchase Price Adjustment Statement to agree as to its accuracy.

(c) To the extent the Parties are able to agree on all or a portion of the Purchase Price Adjustment set forth in the Initial Post-Closing Purchase Price Adjustment Statement, such agreed upon amount shall be referred to as the “Initial Post-Closing Estimated Purchase Price Adjustment Amount.” To the extent the Parties fail to fully agree on the Purchase Price Adjustment as set forth in the Initial Post-Closing Purchase Price Adjustment Statement, any disputes thereon shall be resolved pursuant to Section 1.10(d).

(i) If the Initial Post-Closing Estimated Purchase Price Adjustment Amount is less than the Closing Date Estimated Purchase Price Adjustment, Sellers shall pay Buyer an amount equal to such difference. Each Seller shall be obligated, severally and not jointly, to pay Buyer its pro rata portion of such amount, based upon the ratios set forth on Schedule 1.5.

(ii) If the Initial Post-Closing Estimated Purchase Price Adjustment Amount is greater than the Closing Date Estimated Purchase Price Adjustment, Buyer shall pay Sellers an amount equal to such difference. Such amount shall be allocated amongst the Sellers based upon the ratios set forth on Schedule 1.5.

(iii) The amount payable in accordance with Section 1.10(c)(i) or Section 1.10(c)(ii) above is referred to as the “Initial Post-Closing True-Up Amount.” The Initial Post-Closing True-Up Amount shall be paid by the applicable Party within seven (7) days of the determination of the Initial Post-Closing Estimated Purchase Price Adjustment Amount.

(d) (i) As promptly as practicable but in no event earlier than one hundred eighty (180) days after the Effective Time nor later than two hundred ten (210) days after the Effective Time, Buyer shall deliver to Sellers a statement (the “Final Post-Closing Purchase Price Adjustment Statement”), setting forth in reasonable detail Buyer’s calculation of the Purchase Price Adjustment. Buyer shall provide Sellers access to all relevant books and records and supporting documentation in connection with Buyer’s preparation of the Final Post-Closing Purchase Price Adjustment Statement and shall consult with Sellers in preparing the Final Post-Closing Purchase Price Adjustment Statement.

(ii) The Final Post-Closing Purchase Price Adjustment Statement shall be subject to Sellers’ review. In reviewing the Final Post-Closing Purchase Price Adjustment Statement, Sellers and their agents and representatives (including, without limitation, accountants and attorneys) shall have the right to communicate with, and to review the work papers, schedules, memoranda and other documents which were prepared by or on behalf of, Buyer in its calculation of the Purchase Price Adjustment. Buyer and its agents and representatives (including, without limitation, accountants and attorneys) shall also have access to all relevant books and records reasonably required for Sellers to complete their review. Within forty-five (45) days of Sellers’ receipt of the Final Post-Closing Purchase Price Adjustment Statement, Sellers shall by written notice advise Buyer of any exceptions (described in reasonable detail) which Sellers may have to the Final Post-Closing Purchase Price Adjustment Statement (“Sellers’ Dispute Notice”).

(iii) For a period of twenty (20) days after Buyer’s receipt of a Sellers’ Dispute Notice, the Parties shall use their commercially reasonable efforts to agree on the Purchase Price Adjustment. If the Parties are able to reach agreement on the Purchase Price Adjustment, such resolution shall be final, binding and conclusive.

(iv) If after such twenty (20) day period, Sellers and Buyer are unable to reach agreement on the Purchase Price Adjustment, the matter shall be referred to an independent national accounting firm mutually acceptable to the Parties (the “Independent Accounting Firm”). The Parties shall cause the Independent Accounting Firm to submit an audited statement to them with a determination of the Purchase Price Adjustment within thirty (30) days after submission of the matter, and such report and determination shall be final, binding and conclusive on Buyer and Sellers. The fees, costs and expenses of the Independent Accounting Firm shall be paid 50% by Sellers and 50% by Buyer.

(v) The Purchase Price Adjustment, as finally determined in accordance with this Section 1.10(d), shall be referred to as the “Final Post-Closing Purchase Price Adjustment Amount.”

(A) If the Final Post-Closing Purchase Price Adjustment Amount is less than the Initial Post-Closing Estimated Purchase Price Adjustment Amount, Sellers shall pay Buyer an amount equal to such difference. Each Seller shall be obligated, severally and not jointly, to pay Buyer its pro rata portion of such amount based upon the ratios set forth on Schedule 1.5.

(B) If the Final Post-Closing Purchase Price Adjustment Amount is greater than the Initial Post-Closing Estimated Purchase Price Adjustment Amount, Buyer shall pay Sellers an amount equal to such difference. Such amount shall be allocated amongst the Sellers based upon the ratios set forth on Schedule 1.5.

(C) The amount payable in accordance with Sections 1.10(d)(v)(A) or 1.10(d)(v)(B) above is referred to as the “Final Post-Closing True-Up

Amount.” The Final Post-Closing True-Up Amount shall be paid by the applicable Party within seven (7) days of the final determination of the Final Post-Closing Purchase Price Adjustment Amount.

1.11 Additional Proceeds.

(a) If at any time and from time to time, after the last date for which proceeds have been received and reflected in the Final Post-Closing Purchase Price Adjustment Amount, Buyer receives any proceeds attributable to the Purchased Assets that are attributable to any period prior to the Effective Time, as calculated in accordance with GAAP and Section 1.7, Buyer shall promptly pay to Sellers (allocated amongst the Sellers based upon the ratios set forth on Schedule 1.5) all such proceeds.

(b) If at any time and from time to time, after the last date for which proceeds have been received and reflected in the Final Post-Closing Purchase Price Adjustment Amount, any Seller receives any proceeds attributable to the Purchased Assets that are attributable to any period from and after the Effective Time, as calculated in accordance with GAAP and Section 1.7, such Seller shall promptly pay to Buyer all such proceeds.

1.12 Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer, convey or deliver any Purchased Asset or any benefit arising under or resulting from such Purchased Asset if the sale, assignment, transfer, conveyance or delivery thereof, without the consent of a third party, (i) would constitute a breach or other contravention of the rights of such third party, (ii) would be ineffective with respect to any party to a contract or lease concerning such Purchased Asset, or (iii) would, upon transfer, in any way adversely affect the rights of Buyer under such Purchased Asset. If the sale, assignment, transfer, conveyance or delivery by any Seller to, or any assumption by Buyer of, any interest in, or Liability under, any Purchased Asset requires the consent of a third party, then such sale, assignment, transfer, conveyance, delivery or assumption shall be made subject to such consent being obtained. To the extent any Assigned Contract may not be assigned to Buyer by reason of the absence of any such consent (“Restricted Contract”), Buyer shall not be required to assume any Assumed Liabilities arising under such Restricted Contract except as provided in Section 1.12(b).

(b) To the extent that any consent in respect of a Restricted Contract or any other Purchased Asset shall not have been obtained on or before the Closing Date, (i) such Restricted Contract or other Purchased Asset shall be held back from the Purchased Assets to be transferred and conveyed to Buyer at Closing and the Purchase Price to be paid at Closing shall be reduced by the Allocated Value of such Restricted Contract or other Purchased Asset and (ii) Sellers shall continue to use commercially reasonable efforts to obtain any such consent after the Closing Date until such time as it shall have been obtained; provided, however, it shall not be a breach by Sellers and Sellers shall have no liability to Buyer under this Agreement if a consent in respect of a Restricted Contract or other Purchased Asset is not obtained after Sellers’ use of commercially reasonable efforts. Sellers shall cooperate with Buyer in any economically feasible arrangement proposed by Buyer to provide that Buyer shall receive the interest of Sellers in the benefits under such Restricted Contract or other Purchased Asset. As soon as a consent for the sale, assignment, transfer, conveyance, delivery or assumption of a Restricted Contract or other Purchased Asset is obtained, Sellers shall assign, transfer, convey and deliver such Restricted Contract or Purchased Asset to Buyer, and Buyer (i) shall pay Sellers a purchase price equal to the amount by which the Purchase Price was reduced on account of the holding back of such Restricted Contract or other Purchased Asset (as adjusted pursuant to Section 1.7 through the new closing date therefor)and (ii) shall assume the Assumed Liabilities under any such Restricted Contract from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar in terms to those of the Assignment and Assumption Agreement. Buyer shall have no obligation to accept assignment of such Restricted Contract or other Purchased Asset if the required consent is not obtained by June 30, 2008.

ARTICLE II

CLOSING

2.1 The Closing. The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 1000 Louisiana Avenue, Suite 1300, Houston, Texas 77002, commencing at 9:00 a.m. local time on the Closing Date. The “Closing Date” shall be January 30, 2008 or such other date as may be mutually acceptable to the Parties.

2.2 Deliveries by Sellers at the Closing. At the Closing, each Seller shall deliver the following:

(a) an Assignment, Bill of Sale and Conveyance in the form of Exhibit E hereto (the “Assignment and Bill of Sale”) duly executed by such Seller;

(b) the Assignment in the form of Exhibit F hereto (the “ORRI Assignment”) duly executed by Alta and Townes G. Pressler; and

(c) the various certificates, documents and instruments referred to in Section 7.2 and Section 5.9, as well as any change of operator forms necessary to be filed with any governmental regulatory agency having jurisdiction.

2.3 Deliveries by Buyer at the Closing. At the Closing, Buyer shall deliver to the Sellers the following:

(a) the Closing Date Aggregate Purchase Price by wire transfer of immediately available funds;

(b) the Assignment and Bill of Sale duly executed by Buyer; and

(c) the other certificates, documents and instruments referred to in Section 7.3.

2.4 Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any document executed and delivered until all have been taken, executed and delivered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated herein, except as set forth on the schedules to this Article III, each of the Sellers, severally and not jointly, represents and warrants the following to Buyer, each of which representations and warranties is material to and is relied upon by Buyer. Any disclosure set forth on any particular schedule shall be treated as disclosed with respect to all other sections of this Article III regardless of whether or not a specific reference is made thereto, provided it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other section. The inclusion of any item or fact in the schedules shall not be deemed an admission that such item or fact is material for the purposes of this Agreement.

3.1 Organization and Qualification. Such Seller has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, formation or incorporation, as applicable, and has the requisite power and authority to carry on its business as currently being conducted and to own or lease and operate the properties it owns or leases as and in the places now owned, leased or operated, respectively. Such Seller is duly qualified or licensed to do business and is in good standing as a foreign corporation, limited partnership or limited liability company in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

3.2 Authority; Binding Effect.

(a) The execution and delivery by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of such Seller.

(b) This Agreement and each agreement, instrument or document being or to be executed and delivered by such Seller in connection with the transactions contemplated hereby or thereby (“Seller Related Documents”), upon due execution and delivery by such Seller, will constitute, assuming the due execution and delivery by the other parties thereto, the legal, valid, and binding obligation of such Seller, enforceable in accordance with its respective terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles).

3.3 Governmental Entities. Except as set forth on Schedule 3.3 or as otherwise expressly set forth herein, such Seller is not required to submit any material notice, report or other filing with any Governmental Entity in connection with its execution or delivery of this Agreement or any of the Seller Related Documents or the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Entity is required to be obtained by such Seller in connection with the execution, delivery and performance of this Agreement, except (a) for such filings as may be required under the Hart-Scott-Rodino Act and (b) where such failure to submit such notice, report or other filing or obtain such consent, approval or authorization would not reasonably be expected to have a Seller Material Adverse Effect.

3.4 No Conflicts. Except as set forth on Schedule 3.4, the execution, delivery and performance of this Agreement and any of the Seller Related Documents by such Seller does not and will not:

(a) Conflict with or result in any breach of the provisions of, or constitute a default under the organizational documents of such Seller;

(b) (i) Violate any restriction to which such Seller is subject or, with or without the giving of notice, the passage of time, or both, (ii) violate (or give rise to any right of termination, cancellation or acceleration under) any mortgage, deed of trust, license, lease, indenture, contract or other material agreement or instrument, whether oral or written, to which such Seller is a party, or by which it or any of the assets of such Seller is bound (which will not be satisfied, assigned or terminated on or prior to the Closing as a result of the transactions contemplated by this Agreement), (iii) result in the termination of any such instrument or termination of any provisions in such instruments or (iv) result in the creation or imposition of any Security Interest upon the Purchased Assets, in any such case or cases, that would reasonably be expected to have a Seller Material Adverse Effect; or

(c) Constitute a violation of any applicable rule, regulation, law, statute, ordinance, or any judgment, decree, writ, injunction or order of any Governmental Entity, where such violation has not had or would not reasonably be expected to have a Seller Material Adverse Effect.

3.5 Contracts; Leases. Schedule 3.5 includes a true and correct list as of the date of this Agreement of all Assigned Contracts. Sellers have made available to Buyer a true and complete copy of each Assigned Contract and Lease. Such Seller is not in material default under the terms of any Assigned Contract or Lease, and to the Knowledge of such Seller, there is no material default existing or continuing by any other party under the terms of any Assigned Contract or Lease, and each Assigned Contract and Lease is in full force and effect and is valid and enforceable by such Seller in accordance with its terms, assuming the due authorization, execution and delivery thereof by each of the other parties thereto (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles).

3.6 Title to Equipment. Such Seller owns all of its interests in the Equipment free and clear of all Liens, except for Permitted Liens.

3.7 Oil and Gas Interests.

(a) Subject to the second sentence of this Section 3.7(a), to such Seller’s Knowledge, Schedule 3.7(a) contains a true, accurate and complete list of the Oil and Gas

Interests and the Working Interest and Net Revenue Interests of Seller therein, subject to usual and customary adjustments for integration and non-consent and other modifications which individually or in the aggregate would not reasonably be expected to have a Seller Material Adverse Effect. Notwithstanding anything to the contrary contained herein, all calculations of Working Interest and Net Revenue Interests in this Section 3.7(a), and for all purposes of this Agreement, are based on the assumption by the Parties that each Section listed on Schedule 3.7(a) is a 640 acre unit, and Sellers shall have no liability under this Section 3.7(a), Sections 6.2(a) and/or 6.2(b) or elsewhere under this Agreement, as a result of any Section listed on Schedule 3.7(a) being more or less than a 640 acre unit.

(b) The Oil and Gas Documents to which such Seller is a party are in full force and effect in all material respects and, to such Seller’s Knowledge, constitute valid and binding obligations of the parties thereto. To the Knowledge of such Seller, such Seller is not in breach or default (and no situation exists which with the passing of time or giving or notice would create a breach or default) of its obligations under the Oil and Gas Documents to which such Seller is a party in any material respect. To the Knowledge of such Seller, all payments (including all delay rentals, royalties, shut-in royalties and valid calls for payment or prepayment under operating agreements) owing by such Seller under the Oil and Gas Documents to which such Seller is a party have been and are being made (timely, and before the same became delinquent) by such Seller in all material respects.

(c) Such Seller is not obligated, by virtue of a prepayment arrangement, a “take or pay” arrangement, production payment or any other arrangement, to deliver oil, gas or other Hydrocarbons produced from the Oil and Gas Interests at some future time without then receiving full payment therefor.

(d) As to claims arising by, through or under such Seller, such Seller has Defensible Title to the Leases, except for:

(i) liens, if any, reflected on Schedule 3.7(d) as securing specified liabilities;

(ii) easements;

(iii) covenants and restrictions and other exceptions to title shown of record in the offices of the county clerks in which the properties, assets and leasehold estates are located to the extent such do not reduce the Net Revenue Interest of any of the Purchased Assets; and

(iv) such other encumbrances that individually or in the aggregate would not reasonably be expected to result in a Seller Material Adverse Effect.

3.8 No Litigation. Except as set forth on Schedule 3.8, there are no actions, suits, dispute resolution proceedings, claims, governmental investigations or other legal or administrative proceedings, or any orders decrees or judgments in progress, pending or in effect, or, to the Knowledge of such Seller, threatened against or relating to such Seller, or against or relating to the transactions contemplated by this Agreement, and there are none pending in state courts, or in any federal courts, or, to the Knowledge of such Seller, pending in other jurisdictions or threatened in writing, at law or in equity, by or before any federal, state or municipal court or other governmental agency, department, commission, board, bureau, instrumentality or other Governmental Entity.

3.9 Brokers’ Fees. Except as set forth on Schedule 3.9, such Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. Sellers shall be solely responsible for all such liabilities and obligations set forth on Schedule 3.9.

3.10 Books and Records. The books and records of such Seller, which constitute a portion of the Purchased Assets, are complete and correct in all material respects and have been maintained in accordance with sound business practices.

3.11 Disclaimer. Except as expressly set forth in this Agreement or the Seller Related Documents, such Seller makes no representation or warranty, express or implied, at law or in equity, in respect of such Seller or any of its assets, liabilities or operations, including, without limitation, the Purchased Assets and the Assumed Liabilities, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Sellers to enter into this Agreement and to consummate the transactions contemplated herein, except as set forth on the schedules to this Article IV, Buyer represents and warrants the following to Sellers, each of which representations and warranties is material to and is relied upon by Sellers. Any disclosure set forth on any particular schedule shall be treated as disclosed with respect to all other sections of this Article IV regardless of whether or not a specific reference is made thereto, provided it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other section. The inclusion of any item or fact in the schedules shall not be deemed an admission that such item or fact is material for the purposes of this Agreement.

4.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, formation or incorporation, as applicable, with full corporate power and authority to carry on its business as currently being conducted and to own or lease and operate the properties it owns or leases as and in the places now owned, leased or operated, respectively. Buyer is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws. Buyer is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

4.2 Authority; Binding Effect.

(a) The execution and delivery by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer.

(b) This Agreement and each agreement, instrument or document being or to be executed and delivered by Buyer in connection with the transactions contemplated thereby (“Buyer Related Documents”), upon due execution and delivery by Buyer, will constitute, assuming the due execution and delivery by the other parties thereto, the legal, valid, and binding obligation of Buyer, enforceable in accordance with its respective terms (except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles).

4.3 Governmental Entities. Except as set forth on Schedule 4.3 or as otherwise expressly set forth herein, Buyer is not required to submit any material notice, report or other filing with any Governmental Entity in connection with its execution or delivery of this Agreement or any of Buyer Related Documents or the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Entity is required to be obtained by Buyer in connection with the execution, delivery and performance of this Agreement, except (a) for such filings as may be required under the Hart-Scott-Rodino Act and (b) where such failure to submit such notice, report or other filing or obtain such consent, approval or authorization would not reasonably be expected to have a Buyer Material Adverse Effect.

4.4 No Conflicts. Except as set forth on Schedule 4.4, the execution, delivery and performance of this Agreement and any of Buyer Related Documents by Buyer does not and will not:

(a) Conflict with or result in any breach of the provisions of, or constitute a default under the organizational documents of Buyer;

(b) (i) Violate any restriction to which Buyer is subject or, with or without the giving of notice, the passage of time, or both, (ii) violate (or give rise to any right of termination, cancellation or acceleration under) any mortgage, deed of trust, license, lease, indenture, contract or other material agreement or instrument, whether oral or written, to which Buyer is a party, or by which it or any of the assets of Buyer are bound (which will not be satisfied, assigned or terminated on or prior to the Closing as a result of the transactions contemplated by this Agreement), (iii) result in the termination of any such instrument or termination of any provisions in such instruments or (iv) result in the creation or imposition of any Security Interest upon the properties or assets of Buyer, in any such case or cases, that will have a Buyer Material Adverse Effect; or

(c) Constitute a violation of any applicable rule, regulation, law, statute, ordinance, or any judgment, decree, writ, injunction or order of any Governmental Entity, where such violation has not had or would not reasonably be expected to have a Buyer Material Adverse Effect.

4.5 No Litigation. There are no actions, suits, dispute resolution proceedings, claims, governmental investigations or other legal or administrative proceedings, or any orders decrees or judgments in progress, pending or in effect, or, to the Knowledge of Buyer, threatened against or relating to Buyer, or against or relating to the transactions contemplated by this Agreement, and there are none pending in state courts, or in any federal courts, or, to the Knowledge of Buyer, pending in other jurisdictions or threatened in writing, at law or in equity, by or before any federal, state or municipal court or other governmental agency, department, commission, board, bureau, instrumentality or other Governmental Entity.

4.6 Brokers’ Fees. Except as set forth on Schedule 4.6, Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.7 Disclaimer. Except as expressly set forth in this Agreement or Buyer Related Documents, Buyer makes no representations or warranties, express or implied, at law or in equity, in respect of Buyer or any of its assets, liabilities or operations, including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V

COVENANTS

5.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (a) its representations and warranties are true and correct in all material respects at the Closing Date and (b) the conditions to the obligations of the other Parties to consummate the Closing are satisfied on or before the date that is forty-five (45) days after the date hereof.

5.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Parties shall promptly file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, shall use its Reasonable Best Efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable; provided that in no event shall Buyer or any of its Affiliates be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its Affiliates in connection with or as a condition to receiving the consent or approval of any Governmental Entity (including, without limitation, under the Hart-Scott-Rodino Act).

(b) Each Seller shall use its Reasonable Best Efforts (without the obligation to expend money except reasonable out-of-pocket costs) to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed on the schedules hereto or as may be required for such Seller to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, any waivers, consents or approvals from third parties arising or delivered after the Closing.

5.3 Operation of Businesses of Sellers.

(a) Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement, each Seller shall conduct its operations of the Purchased Assets in the ordinary course of business, consistent with past practice, and in compliance in all material respects with all applicable laws and regulations. Without limiting the generality of the foregoing, except as set forth on Schedule 5.3, during this period, no Seller shall, without the written consent of Buyer, which consent shall not be unreasonably withheld or delayed:

(i) abandon any part of the Purchased Assets;

(ii) approve any operations relating to the Purchased Assets anticipated in any instance to cost the owner of the Purchased Assets more than $150,000 per authority for expenditure net to Sellers’ interest (except emergency operations, operations in the ordinary course of business which include, without limitation, participation in any and all integrations submitted to the Arkansas Oil and Gas Commission, all operations proposed under presently existing contractual obligations including, but not limited to, all joint operating agreements, ongoing commitments and operations undertaken to avoid a monetary penalty or forfeiture provision of any applicable agreement or order);

(iii) convey or dispose of any of the Purchased Assets (other than replacement of equipment or sale of oil, gas and other liquid products produced from the Purchased Assets in the ordinary and regular course of business) or enter into any farmout, farmin or other similar contract affecting the Purchased Assets;

(iv) let lapse any insurance now in force with respect to the Purchased Assets;

(v) encumber or mortgage the Purchased Assets or allow any lien or other encumbrance to become a burden on the Purchased Assets; or

(vi) materially modify or terminate any of the operating agreements or other significant Assigned Contract or Lease.

If Buyer fails to respond within five (5) business days following delivery by a Seller of a written request for approval or consent with respect to any such proposed action or expenditure, then Buyer shall be deemed to have agreed with such Seller’s election or other determination with respect thereto. Buyer shall not unreasonably withhold its approval or consent with respect to any such proposed action or expenditure.

(b) Nothing contained in this Agreement shall give to Buyer, directly or indirectly, rights to control or direct the operations of Sellers prior to the Closing Date. Prior to the Closing Date, Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their operations.

5.4 Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

5.5 Notification. Sellers, on one hand, and Buyer, on the other, shall notify the other Party in writing of the existence or happening of any fact, event or occurrence which should be included on the schedules to Article III or Article IV, as applicable, in order to make the representations and warranties set forth in Article III or Article IV, as applicable, true and correct in all material respects as of the Closing Date, it being understood and agreed that the delivery of such information shall not in any manner constitute a waiver by Buyer or Sellers, as applicable, of any of the conditions precedent to the Closing hereunder; provided, however, that in determining whether there is a breach of any representation or warranty contained in Article III or Article IV, as applicable, for purposes of the indemnification to be provided by Indemnifying Party pursuant to Article VIII, such representation or warranty shall be qualified by any information provided pursuant to this Section 5.5.

5.6 Access to Information. Subject to the terms of the Confidentiality Agreement by and between Buyer and Alta on its own behalf and on behalf of the other Sellers, dated October 16, 2007 (the “Confidentiality Agreement”), each of the Parties shall afford to the other Party’s officers, directors, employees, accountants, counsel and other agents reasonable access during normal business hours to its employees, properties, assets and records, during the period prior to the Closing Date, to obtain all information concerning its business as such other Party may reasonably request. Each of the Parties shall furnish to the other Party all such documents and copies of documents and records and information with respect to itself and copies of any working papers relating thereto as the other Party may reasonably request, including, without limitation, information relating to title or otherwise pertaining to the Purchased Assets. Nothing in this Section 5.6 shall require Buyer or Sellers, as the case may be, to provide any access, or to disclose any information, if permitting such access or disclosing such information would (i) violate applicable law, (ii) violate any of its obligations with respect to confidentiality (provided that each Party shall, upon the request of the other Party, use its Reasonable Best Efforts to obtain the required consent of any third party to such access or disclosure), or (iii) result in the loss of attorney-client privilege (provided that each Party shall use its Reasonable Best Efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege). Buyer and Sellers also will consult with the other Party regarding their business on a regular basis.

5.7 Bulk Sales Laws. Buyer acknowledges that Sellers will not comply with the provisions of any bulk sales laws in any jurisdiction in connection with the transactions contemplated by this Agreement and Buyer waives and shall fully indemnify Sellers against any claims against Sellers arising from such non-compliance.

5.8 Access to Books and Records. Sellers and Buyer shall preserve until the fifth (5th) anniversary of the Closing Date all records possessed or to be possessed by such Party relating to any of the Purchased Assets prior to the Closing Date. After the Closing Date, where there is a legitimate purpose, such Party shall provide the other Party with access, upon prior reasonable written request specifying the need therefor, during regular business hours, to (a) the officers and employees of such Party and (b) the books of account and records of such Party, but, in each case, only to the extent relating to the Purchased Assets prior to the Closing Date, and the other Party and its representatives shall have the right to make copies of such books and records; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such Party. Such records may nevertheless be destroyed by a Party if such Party sends to the other Party written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day after such notice is given unless another Party objects to the destruction in which case the Party seeking to destroy the records shall deliver such records to the objecting Party.

5.9 Letters In Lieu. Sellers will execute on the Closing Date letters in lieu of division and transfer orders relating to the Purchased Assets, on forms prepared by Sellers and reasonably satisfactory to Buyer, to reflect the transaction contemplated hereby.

5.10 Further Assurances. Upon the terms and subject to the conditions hereof, the parties hereto shall execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof and consummate the transactions contemplated by this Agreement.

ARTICLE VI

TITLE MATTERS

6.1 Title Information. Sellers shall make all information in Sellers’ possession regarding title to the Purchased Assets available to Buyer in Sellers’ offices at reasonable times during Sellers’ normal business hours.

6.2 Defensible Title. “Defensible Title” means the title of Sellers in and to each Lease and Well that, subject to and except for the Permitted Encumbrances:

(a) entitles Sellers to receive not less than the Net Revenue Interests for the hydrocarbons and proceeds thereof produced in respect of each Lease or Well as set forth on Schedule 3.7(a),

(b) obligates Sellers to bear costs and expenses relating to the maintenance, development, operation and production of hydrocarbons in respect of each Lease or Well, in an amount not greater than the Working Interest in respect of each Lease as set forth on Schedule 3.7(a), except to the extent modified by integration or non-consent adjustments in the ordinary course of business, and

(c) is free and clear of encumbrances, liens and defects that materially impair the use and enjoyment of or that constitute a loss of interest in such Lease.

6.3 Defensible Title; Development Acreage. Sellers’ title to any non-producing acreage (“Development Acreage”) included in the Leases shall be presumed to be Defensible Title unless Buyer can show through actual evidence submitted with a Title Defect Notice that Sellers’ title to such Development Acreage has failed or that the Development Acreage is subject to a lien or encumbrance (except for Permitted Encumbrances) that would constitute a material loss of interest in such Development Acreage. Development Acreage does not include drillable locations that have been given a specific Allocated Value.

6.4 Allocated Value. If an Allocated Value has not been given for a Lease or Well or if the Allocated Value for any Lease or Well is zero, Sellers shall be conclusively presumed to have Defensible Title to such Lease or Well.

6.5 Permitted Encumbrances. “Permitted Encumbrances” shall include the following (but only to the extent they exist and constitute a burden on the Purchased Assets as of the Effective Time):

(a) any royalties, overriding royalties, net profits interests, production payments, reversionary interests and similar burdens if the net cumulative effect of such burdens does not reduce the Net Revenue Interests in respect of a Lease or a Well;

(b) liens for taxes or assessments not yet delinquent, or, if delinquent, being contested in good faith;

(c) rights to consent by, notices to, filings with or actions by federal, state, local or tribal authorities in connection with the conveyance of the Purchased Assets if customarily obtained after a conveyance is made;

(d) obligations to reassign upon the surrender or expiration of any Lease;

(e) easements, rights of way, servitudes, permits, surface leases and other rights with respect to the surface or any restrictions on access to the surface or subsurface that do not materially interfere with the operation of the Purchased Asset;

(f) Title Defects waived by Buyer;

(g) division orders, transfer orders, letters in lieu of transfer orders and pooling or unitization orders, declarations or agreements;

(h) materialmen’s, mechanics’, repairmen’s, contractors’, or other similar liens or charges (i) if the amount owed is not yet due and payable, (ii) if such lien or charge has not been filed pursuant to law and the time for filing has expired, (iii) if filed, such lien or charge has not yet become due and payable or payment is being withheld as provided by law, or (iv) if the validity of such lien or charge is being contested in good faith;

(i) rights reserved to or vested in any governmental authority to control or regulate any of the Purchased Assets in any manner and all applicable laws, rules, regulations and orders of general applicability in the area;

(j) liens arising under operating agreements, unitization and pooling agreements and production sales contracts securing amounts not yet due and payable or, if due, being contested in good faith; and

(k) calls on or preferential rights to purchase production held by third parties to purchase production for a price at or above market price.

6.6 Title Defect. “Title Defect” means any material encumbrance, defect in or objection to real property title, excluding Permitted Encumbrances, that renders Sellers’ title less than Defensible Title. Notwithstanding the foregoing, the following shall not constitute Title Defects:

(a) defects based on lack of information in Sellers’ files,

(b) defects in the chain of title consisting of the failure to recite marital status or omissions of successors or heirship proceedings, unless Buyer provides affirmative evidence that such failure or omission has resulted in a third party’s actual and superior claim of title to the Asset, which claim, if asserted, is likely to prevail;

(c) defects arising out of the lack of a survey;

(d) defects based on the failure to record leases issued by the United States or any state, local or tribal authority in the real property or other county records;

(e) defects asserting a change in Net Revenue Interests or Working Interests based on an after-payout decrease in Net Revenue Interests or increase in Working Interests pursuant to a farm-in, farm-out or other agreement that is listed on Schedule 6.6, if the effect of such change is reflected in the Net Revenue Interests and Working Interests set forth on Schedule 3.7(a);

(f) defects related to suspension of revenues due and owing to Sellers, if such suspension is not supported by facts and circumstances that would otherwise be a Title Defect;

(g) defects based on any Section listed on Schedule 3.7(a) being more or less than a 640 acre unit; and

(h) defects that have been cured or that are not material in light of the entire chain of title or subsequent agreements.

6.7 Title Defect Value. “Title Defect Value” means the value of the Title Defect as determined by Sellers in good faith, taking into account all relevant factors, including but not limited to the following:

(a) the Allocated Value of the Lease;

(b) the reduction in the Net Revenue Interests in respect of the Lease, or the increase in the Working Interests in respect of the Lease to the extent such increase is not accompanied by a corresponding increase in the Net Revenue Interests;

(c) if the Title Defect represents only a possibility of title failure, the probability that such failure will occur;

(d) the legal and practical effect of the Title Defect; and

(e) if the Title Defect is a lien or encumbrance other than a Permitted Encumbrance, the cost of removing the lien or encumbrance.

Only that portion of the Lease that is adversely affected by a Title Defect shall be considered for purposes of determining the Title Defect Value.

Notwithstanding anything to the contrary in this Section 6.7, the aggregate Title Defect Value, if any, shall be offset and equitably reduced, if, and to the extent, the acreage under any Lease exceeds the acreage set forth on Schedule 3.7(a) for such Lease.

6.8 Title Defect Notice. Buyer shall give Sellers notice (“Title Defect Notice”) as soon as possible but no later than five (5) days prior to the Closing Date (such date being referred to herein as the “Objection Date”). The Title Defect Notice must include all of the following:

(a) a description of the Title Defect;

(b) a description of the reasonable basis for the Title Defect;

(c) Reasonable Documentation supporting the basis for the Title Defect;

(d) evidence supporting Buyer’s belief that the Title Defect has not been released or cured and is still enforceable; and

(e) the identity and the Allocated Value of the Lease.

6.9 Assumed Title Liabilities. Any notice that is not timely and properly given or that does not satisfy all of the foregoing shall not be a valid Title Defect Notice, and any Title Defects not included in a valid Title Defect Notice shall be deemed to be “Assumed Title Liabilities” and to have been waived or assumed by Buyer. Notwithstanding anything to the contrary contained in this Agreement, except as to any Title Defects subject to Section 6.11(b) or Section 6.13(b), after Closing, Sellers’ only warranty of title to the Purchased Assets shall be that, as to claims arising by, through or under Sellers, Sellers have Defensible Title to the Oil and Gas Interests.

6.10 Reasonable Documentation. “Reasonable Documentation” means a copy of any available title opinion describing the Title Defect and/or

(a) a copy of the relevant document, if the basis is a document;

(b) the deed preceding and following a gap in the chain of title or a title opinion describing the gap in reasonable detail, if the basis is a gap in Sellers’ chain of title;

(c) a copy of the document creating the lien or encumbrance, if the basis is a lien or encumbrance, together with evidence supporting Buyer’s determination that the lien or encumbrance has not been released and is still enforceable; or

(d) any other reasonable documentation or explanation supporting the Title Defect.

6.11 Sellers’ Options. Sellers shall have the right to cure any Title Defect but shall have no obligation to do so. If Buyer gives a Title Defect Notice, Sellers shall have the option of:

(a) curing the Title Defect before Closing, and, if such Title Defect is not cured before Closing, Seller shall further elect (b), (c) or (d);

(b) indemnifying Buyer for all liabilities and obligations associated with the Title Defect, which indemnity shall terminate if Seller later cures the Title Defect, but only if Buyer agrees in its reasonable discretion that the indemnity, in such circumstance, is an appropriate remedy;

(c) reducing the Purchase Price by the Title Defect Value, subject to the Title Defect Threshold and Title Defect Deductible described in Section 6.12, in which event Sellers shall be released from and of all further liability or obligation to Buyer with respect to the Title Defect, and the Title Defect shall be a Permitted Encumbrance; or

(d) if the Title Defect Value exceeds ten percent (10%) of the Allocated Value of the Well, excluding the Well from the Purchased Assets conveyed to Buyer at the Closing, subject to Section 6.13, in which event the Purchase Price shall be reduced by the Allocated Value of the Well.

6.12 Adjustment to Purchase Price; Threshold and Deductible. At Closing, the Purchase Price may be adjusted for Title Defect Values as set forth in Section 6.11(c); provided, however, notwithstanding anything to the contrary herein, there shall be no cure, remedy, deletion or adjustment to the Purchase Price whatsoever in respect of any Title Defects unless the aggregate value of all Title Defects equals or exceeds one percent (1%) of the Purchase Price (the “Title Defect Threshold Amount”). Once the Title Defect Threshold Amount has been reached, the amount of reduction in Purchase Price shall be the amount of Title Defect Values that exceed one-half of one percent (0.5%) of the Purchase Price. For avoidance of doubt, there shall be no adjustment to the Purchase Price for Title Defects cured or remedied in accordance with Section 6.11(a) or Section 6.11(b).

6.13 Exclusions of Wells. Pursuant to Section 6.11(d), if the Title Defect Value exceeds ten percent (10%) of the Allocated Value of the Well, Sellers shall have the option to exclude the Well from the Purchased Assets conveyed to Buyer at the Closing by notifying Buyer on or before the Closing, in which event the Purchase Price shall be reduced by the Allocated Value of the Well. If the Title Defect Value exceeds ten percent (10%) of the Allocated Value of the Well and the Well is excluded from the Purchased Assets conveyed to Buyer at the Closing, Sellers may elect any one or more of the following:

(a) if Sellers cure the Title Defect to Buyer’s reasonable satisfaction before the date that is one hundred eighty (180) days after the Effective Time, Seller may convey the Well affected by the Title Defect to Buyer on the date that is one hundred eighty (180) days after the Effective Time, subject to all of the terms and conditions of this Agreement, and Buyer shall pay to Seller the amount by which the Purchase Price was reduced with respect to the Well; or

(b) if Sellers do not cure the Title Defect to Buyer’s reasonable satisfaction before the date that is one hundred eighty (180) days after the Effective Time and Sellers and Buyer reasonably agree that Sellers should indemnify Buyer from all liabilities and obligations arising out of the Title Defect, Sellers may convey the Well affected by the Title Defect to Buyer on the date that is one hundred eighty (180) days after the Effective Time, subject to all of the terms and conditions of this Agreement, in which event Buyer shall pay to Sellers the amount by which the Purchase Price was reduced with respect to the Well, and Sellers shall be released from all further liability or obligation to Buyer with respect to the Title Defect, and, subject to the indemnity provided above in this paragraph, the Title Defect shall be a Permitted Encumbrance.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Closing are subject to (a) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act having expired or otherwise been terminated and (b) no Party exercises its right to terminate due to reductions in the Purchase Price pursuant to Section 1.8.

7.2 Conditions to Obligations of Buyer. Each and every obligation of Buyer under this Agreement (except for the obligations of Buyer to be fulfilled prior to the Closing and obligations that survive termination of this Agreement), including the obligation of Buyer to consummate the Closing, shall be subject to the satisfaction, on or before the Closing, of each of the conditions set forth in this Section 7.2, unless waived in writing by Buyer.

(a) Sellers shall have obtained at their own expense (and shall have provided copies thereof to Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, as contemplated by Section 5.2, with respect to Governmental Entities, which are required on the part of Sellers, except for (i) any waivers, permits, consents, approvals, licenses or other authorizations which may be delivered or issued subsequent to the Closing Date pursuant to applicable law, rule or regulation relating to such waiver, permit, consent, approval, license or other authorization; and (ii) any failure to provide the appropriate notice or obtain the appropriate permit, authorization, consent or approval, or where any such conflict, breach, default, acceleration, termination, modification or cancellation, or any such imposition of any Security Interest, has not had or would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

(b) The representations and warranties of Sellers set forth in this Agreement that are qualified as to materiality shall be true and correct and the representations and warranties of Sellers that are not qualified as to materiality shall be true and correct in all material respects, in each case, as of the Closing as though made as of the Closing, provided that, to the extent that any such representation or warranty speaks as of a specified date, it need only be true and correct as of such specified date.

(c) Sellers shall have performed or complied with in all material respects their agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing.

(d) No Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation.

(e) Sellers shall have delivered to Buyer the Sellers Certificates.

(f) Buyer shall have received such other certificates and instruments (including certificates of good standing of Sellers in their jurisdiction of organization, formation or incorporation, as applicable, and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

7.3 Conditions to Obligations of Sellers. Each and every obligation of Sellers under this Agreement (except for the obligations of Sellers to be fulfilled prior to the Closing and obligations that survive termination of this Agreement), including the obligation of Sellers to consummate the Closing, shall be subject to the satisfaction, on or before the Closing, of each of the conditions set forth in this Section 7.3, unless waived in writing by Sellers.

(a) Buyer shall have obtained at its own expense (and shall have provided copies thereof to Sellers) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, as contemplated by Section 5.2, with respect to Governmental Entities, which are required on the part of Buyer, except for (i) any waivers, permits, consents, approvals, licenses or other authorizations which may be delivered or issued subsequent to the Closing Date pursuant to applicable law, rule or regulation relating to such waiver, permit, consent, approval, license or other authorization; and (ii) any failure to provide the appropriate notice or obtain the appropriate permit, authorization, consent or approval, or where any such conflict, breach, default, acceleration, termination, modification or cancellation, or any such imposition of any Security Interest, has not had or would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(b) The representations and warranties of Buyer set forth in this Agreement that are qualified as to materiality shall be true and correct and the representations and warranties of Buyer that are not qualified as to materiality shall be true and correct in all material respects, in each case, as of the Closing as though made as of the Closing, provided that, to the extent that any such representation or warranty speaks as of a specified date it need only be true and correct as of such specified date;

(c) Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d) No Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation;

(e) Buyer shall have delivered to Sellers the Buyer Certificate;

(f) Sellers shall have received such other certificates and instruments (including certificates of good standing of Buyer in its jurisdiction of organization, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as they shall reasonably request in connection with the Closing;

(g) Buyer is ready to deliver the Closing Date Aggregate Purchase Price by wire transfer to Sellers in immediately available funds.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by Sellers. Subject to the limitations set forth in Section 8.5, and provided that Buyer makes a written claim for indemnification against Sellers pursuant to Section 8.3, to the extent applicable, and Section 11.8, within the survival period (if there is an applicable survival period pursuant to Section 8.4, below), then Sellers shall be obligated, severally, but not jointly, to indemnify Buyer, Buyer’s permitted assigns and Affiliates and their respective partners, directors, members, shareholders, officers, employees and agents (collectively, “Buyer Indemnitees”) from and against the entirety of any Damages the Buyer Indemnitees may suffer resulting from, arising out of, relating to, in the nature of, or caused by the following:

(a) any breach by such Seller of any of its representations, warranties and covenants contained in this Agreement and the Seller Related Documents;

(b) any Title Defects subject to Section 6.11(c); or

(c) any Excluded Liabilities.

8.2 Indemnification by Buyer. Subject to the limitations set forth in Section 8.5, and provided that a Seller makes a written claim for indemnification against Buyer pursuant to

Section 8.3, to the extent applicable, and Section 11.8, within the survival period (if there is an applicable survival period pursuant to Section 8.4, below), then Buyer shall indemnify Sellers, Sellers’ permitted assigns and Affiliates and their respective partners, directors, members, shareholders, officers, employees and agents (collectively, “Seller Indemnitees”) from and against the entirety of any Damages the Seller Indemnitees may suffer resulting from, arising out of, relating to, in the nature of, or caused by the following:

(a) any breach by Buyer of any of its representations, warranties, and covenants contained in this Agreement and the Buyer Related Documents;

(b) non-compliance with any bulk-sale statutes; or

(c) any Assumed Liability.

8.3 Indemnification Claims.

(a) (i) If any third party notifies any Indemnified Party with respect to any matter (a “Third Party Claim “) that may give rise to a claim for indemnification against an Indemnifying Party under Article VIII, then the Indemnified Party shall promptly give written notification to the Indemnifying Party thereof. Such notification shall be given within ten (10) days after receipt by the Indemnified Party of notice of such Third Party Claim, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Claim and the amount of the claimed damages (if available); provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.

(ii) The Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim (subject to the provisions of this Article VIII); (ii) the ad damnum, if any, is less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article VIII; (iii) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (iv) the Third Party Claim does not involve criminal liability and seeks only money damages and not equitable relief against the Indemnified Party; (v) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of the Indemnified Party, and (vi) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(iii) If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Claim, the Indemnified Party shall control such defense.

(iv) The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Claim. The reasonable fees and expenses of counsel to the Indemnified Party with respect to a Third Party Claim shall be considered Damages for purposes of this Agreement if (x) the Indemnified Party controls the defense of such Third Party Claim pursuant to the terms of this Section 8.3(a) or (y) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Claim.

(v) The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed.

(b) Within twenty (20) days after delivery of the notification of a Third Party Claim as provided in Section 8.3(a)(i) (a “Claim Notice”), the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount, or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. In connection with subparagraphs (i) and (ii) above, the Indemnifying Party shall reimburse or pay the Indemnified Party or the owner of the Third Party Claim, as applicable, the Claimed Amount or the Agreed Amount within 10 days of the final resolution of such Third Party Claim by wire transfer.

(c) During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Indemnifying Party and the Indemnified Party shall discuss in good faith the submission of the Dispute to binding arbitration, and if the Indemnifying Party and the Indemnified Party agree in writing to submit the Dispute to such arbitration, then the provisions of Section 8.3(d) shall become effective with respect to such Dispute. The provisions of this Section 8.3(c) shall not obligate the Indemnifying Party and the Indemnified Party to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Indemnifying Party and the Indemnified Party to arbitrate a Dispute, such Dispute shall be resolved in a state or federal court sitting in Houston, Texas, in accordance with Section 11.12.

(d) If, as set forth in Section 8.3(c), the Indemnified Party and the Indemnifying Party agree to submit any Dispute to binding arbitration, the arbitration shall be conducted by a single arbitrator (the “Arbitrator”) in accordance with the Commercial Rules in effect from time to time and the following provisions:

(i) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

(ii) The parties shall commence the arbitration by jointly filing a written submission with the Houston, Texas office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

(iii) No depositions or other discovery shall be conducted in connection with the arbitration.

(iv) Not later than thirty (30) days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator’s reasons therefor. Any award rendered by the Arbitrator shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction (subject to Section 11.12), provided that the Arbitrator shall have no power or authority to (x) award damages in excess of the portion of the Claimed Amount that is subject to such Dispute, (y) award multiple, consequential, punitive or exemplary damages, or (z) grant injunctive relief, specific performance or other equitable relief.

(v) The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 8.3(d), or (y) address or resolve any issue not submitted by the parties.

(vi) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the AAA and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party’s attorneys’ fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnified Party and the Indemnifying Party.

(e) Notwithstanding the other provisions of this Section 8.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VIII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VIII and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VIII, for any such Damages for which it is entitled to indemnification pursuant to this Article VIII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VIII).

8.4 Survival of Representations, Warranties and Covenants.

(a) The representations and warranties made by Sellers in this Agreement or any certificate required to be delivered at Closing to Buyer, and the representations and warranties of Buyer or any certificate required to be delivered at Closing to Sellers, and the covenants and agreements of Sellers and Buyer which by their terms do not contemplate performance after the Closing, shall survive the Closing and remain in full force until July 31, 2008. The foregoing notwithstanding, the representations and warranties in Sections 3.1 and 3.2 shall survive until the expiration of the applicable limitations period.

(b) The rights to indemnification set forth in this Article VIII shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

8.5 Limitations.

(a) Sellers shall not have any obligation to indemnify the Buyer Indemnitees from and against any Damages under Section 8.1(a), other than Damages resulting by reason of any fraud or intentional misrepresentation, until the Buyer Indemnitees have suffered Damages by reason of all such breaches in excess of one percent (1%) of the Purchase Price aggregated deductible (after which point Sellers will be obligated, severally, but not jointly, to indemnify the Buyer Indemnitees from and against all such Damages in excess of the first one percent (1%) of the Purchase Price) and such indemnification obligation shall not exceed five percent (5%) of the Purchase Price except in the case of fraud or intentional misrepresentation; provided, however, that the foregoing thresholds and limitations shall not apply to any indemnification provided by Sellers arising out of any Title Defects subject to Section 6.11(c) or Section 6.13(b) or the representations and warranties in Section 3.1 and Section 3.2

(b) Buyer shall not have any obligation to indemnify the Seller Indemnitees from and against Damages under Section 8.2(a), other than Damages resulting by reason of any fraud or intentional misrepresentation, until the Seller Indemnitees have suffered Damages by reason of all such breaches in excess of one percent (1%) of the Purchase Price aggregated deductible (after which point Buyer will be obligated to indemnify the Seller Indemnitees from and against all such Damages in excess of the first one percent (1%) of the Purchase Price) and such indemnification obligation shall not exceed five percent (5%) of the Purchase Price except in the case of fraud or intentional misrepresentation.

(c) The rights of the Indemnified Parties under this Article VIII shall be the exclusive remedy of the Indemnified Parties with respect to any and all matters arising out of, relating to, or connected with this Agreement, Sellers and their assets and liabilities, including, without limitation, the Purchased Assets and the Assumed Liabilities; provided, however, that notwithstanding any other provision of this Agreement, nothing herein shall limit any claim of any Party for remedies at law or in equity for fraud or intentional misrepresentations.

(d) The amount of Damages recoverable by an Indemnified Party under this Article VIII shall be reduced by any proceeds received by such Indemnified Party or an Affiliate, with respect to the Damages to which such indemnity claim relates, from an insurance carrier or any third party. Each Indemnified Party shall use its Reasonable Best Efforts to seek payment or reimbursement for any Damages from its insurance carrier or other collateral sources. In the event that an Indemnified Party shall receive funds from any insurance carrier or collateral source with respect to any Damages, any such amounts so received shall be payable to the Indemnifying Party, regardless of when received by the Indemnified Party, up to such amount previously paid by the Indemnifying Party or their Affiliates with respect to such Damages.

(e) Notwithstanding anything to the contrary contained in this Agreement, following a determination that the Indemnifying Party is obligated to indemnify the Indemnified Party pursuant to Sections 8.1(a) or 8.2(a), and subject to the deductible amounts set forth in Sections 8.5(a) or 8.5(b), and solely for purposes of determining the amount of any Damages that are the subject matter of a claim for indemnification hereunder, each representation and warranty in this Agreement and each certificate or document delivered pursuant hereto shall be read without regard and without giving effect to the term(s) “material” or “Material Adverse Effect” in each instance where the effect of such term(s) would be to make such representation and warranty less restrictive (as if such words and surrounding related words (e.g., “reasonably be expected to,” “could have” and similar restrictions and qualifiers) were deleted from such representations and warranty).

8.6 Treatment of Indemnification Payments. The Parties hereto agree to treat all indemnification payments made pursuant to this Article VIII (including, without limitation, payments pursuant to Sections 8.1 and 8.2) as adjustments to the Purchase Price for all income Tax purposes and to take no position contrary thereto in any Tax Return or audit or examination by, or proceeding before, any taxing authority, except as required by a change in law or a “determination” as defined in Section 1313 of the Code and the Treasury Regulations thereunder.

ARTICLE IX

TERMINATION

9.1 Termination.

(a) This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(i) by mutual written consent of Buyer and Sellers;

(ii) by Buyer or Sellers if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing, unless the Party relying on such order, decree or ruling or other action has not complied in all material respects with its obligations under this Agreement;

(iii) by Buyer if:

(A) the Closing shall not have occurred on or before February 15, 2008 by reason of the failure of any condition precedent under Section 7.1 or Section 7.2 (unless the failure results primarily from a breach by Buyer of any representation, warranty or covenant contained in this Agreement); or

(B) Sellers are in breach of any representation, warranty or covenant contained in this Agreement, and such breach would reasonably be expected to result in aggregated Damages to the Buyer in excess of ten percent (10%) of the Purchase Price.

(iv) by Sellers if:

(A) the Closing shall not have occurred on or before February 15, 2008 by reason of the failure of any condition precedent under Section 7.1 or Section 7.3 (unless the failure results primarily from a breach by Sellers of any representation, warranty or covenant contained in this Agreement); or

(B) Buyer is in breach of any representation, warranty or covenant contained in this Agreement, and such breach would reasonably be expected to result in aggregated Damages to Sellers in excess of ten percent (10%) of the Purchase Price.

(b) The Party desiring to terminate this Agreement pursuant to Section 9.1(a) shall give written notice of such termination to the other Parties.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Sellers or Buyer or their respective officers, directors, stockholders or Affiliates, except as set forth in Section 9.3; provided, however, that the provisions of Section 5.4, Section 9.3 and Article XI of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.3 Remedies. Any party terminating this Agreement pursuant to Section 9.1 shall have the right to recover damages sustained by such party as a result of any breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or fraud or willful misrepresentation; provided, however, that the party seeking relief is not in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances which would have permitted the other party to terminate the Agreement under Section 9.1.

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“AAA” shall mean the American Arbitration Association.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Agreement” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Allocated Value” or “Allocated Values” shall have the meaning ascribed to it in Section 1.6 hereof.

“Alta” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Arbitrator” shall have the meaning ascribed to it in Section 8.3(d) hereof.

“Assigned Contract” or “Assigned Contracts” shall have the meaning ascribed to it in Section 1.1(d) hereof.

“Assignment and Bill of Sale” shall have the meaning ascribed to it in Section 2.2(a) hereof.

“Assumed Liabilities” means (a) all Liabilities and obligations of Sellers under or associated with or appurtenant to the Assigned Contracts, the Leases and the other arrangements included in the Purchased Assets, including, without limitation, all product liability, warranty, guarantee and similar claims for damages or injury to person or property, arising or based upon any events occurring or actions taken or omitted to be taken after the Effective Time, (b) all Liabilities and obligations under, associated with or appurtenant to the Purchased Assets with respect to environmental, health or safety matters, whether arising on or before the Effective Time, (c) all Liabilities arising out of Buyer’s operations and/or ownership of the Purchased Assets from and after the Effective Time, (d) all Liabilities of Sellers for transfer, sales, use and other non-income Taxes arising in connection with the consummation of the transactions contemplated hereby, (e) all Assumed Title Liabilities and (f) all other Liabilities and obligations of Sellers under, associated with or appurtenant to the Purchased Assets or as set forth on the schedules hereto.

“Assumed Title Liabilities” shall have the meaning ascribed to it in Section 6.9 hereof.

“Buyer” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Buyer Certificate” shall mean a certificate of an officer of Buyer to the effect that each of the conditions specified in Section 7.3(a) through (d) (insofar as clause (d) relates to Legal Proceedings involving Buyer) of Section 7.3 is satisfied in all respects or deemed waived as provided in Section 7.3.

“Buyer Indemnitees” shall have the meaning ascribed to it in Section 8.1 hereof

“Buyer Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, financial condition, or results of operations of Buyer and its Subsidiaries, taken as a whole. For the avoidance of doubt, the Parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Buyer Material Adverse Effect.

“Buyer Related Documents” shall have the meaning ascribed to it in Section 4.2(b) hereof.

“Claim Notice” shall have the meaning ascribed to it in Section 8.3(b) hereof.

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall have the meaning ascribed to it in Section 2.1 hereof.

“Closing Date Aggregate Purchase Price” shall have the meaning ascribed to it in Section 1.9 hereof.

“Closing Date Estimated Purchase Price Adjustment” shall have the meaning ascribed to it in Section 1.9 hereof.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor law.

“Commercial Rules” shall mean the Commercial Arbitration Rules of the AAA.

“Confidentiality Agreement” shall have the meaning ascribed to it in Section 5.6 hereof.

“Contango” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Controlling Party” shall mean the party controlling the defense of any Third Party Claim.

“Damages” shall mean all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Defensible Title” shall have the meaning ascribed to it in Section 6.2 hereof.

“Development Acreage” shall have the meaning ascribed to it in Section 6.3 hereof.

“Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

“Effective Time” means 12:01 a.m. Central time on December 1, 2007.

“Equipment” shall have the meaning ascribed to it in Section 1.1(c) hereof.

“Excluded Assets” shall have the meaning ascribed to it in Section 1.2 hereof.

“Excluded Liabilities” shall have the meaning ascribed to it in Section 1.4 hereof.

“Farmout Agreement” means that certain Farmout Agreement entered into effective January 1, 2006 by and between MND and GPM, as amended effective January 1, 2006.

“Final Post-Closing Purchase Price Adjustment Amount” shall have the meaning ascribed to it in Section 1.10(d)(v) hereof.

“Final Post-Closing Purchase Price Adjustment Statement” shall have the meaning ascribed to it in Section 1.10(d)(i) hereof.

“Final Post-Closing True-Up Amount” shall have the meaning ascribed to it in Section 1.10(d)(v)(C) hereof.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“GPM” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Hart-Scott-Rodino Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas and/or other liquid or gaseous hydrocarbons or any combination thereof.

“Imbalance” or “Imbalances” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of gas or other Hydrocarbons produced from or allocated to the Purchased Assets, regardless of whether such over-production, under-production, over-delivery under-delivery or similar imbalance arises at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location.

“Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VIII.

“Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

“Independent Accounting Firm” shall have the meaning ascribed to it in Section 1.10(d)(iv) hereof.

“Initial Post-Closing Estimated Purchase Price Adjustment Amount” shall have the meaning ascribed to it in Section 1.10(c) hereof.

“Initial Post-Closing Purchase Price Adjustment Statement” shall have the meaning ascribed to it in Section 1.10(a) hereof.

“Initial Post-Closing True-Up Amount” shall have the meaning ascribed to it in Section 1.10(c)(iii) hereof.

“Knowledge” means the current actual knowledge of (a) Kenneth R. Peak, when applied to Contango, (b) Joe Greenberg, Jennifer McCarthy and Yvonne Cormack when applied to Alta, (c) Spiros N. Vassilakis, when applied to MND or GPM, (d) Townes G. Pressler, when applied to Tepee and (e) the executive officers of Buyer, when applied to Buyer.

“Lease” or “Leases” shall have the meaning ascribed to it in Section 1.1(a) hereof.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Liabilities” means, with respect to any Person, such Person’s liabilities, obligations and commitments.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance in respect of such property or asset.

“MND” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Net Revenue Interest” mean the percentage share in all oil, gas and other Hydrocarbons produced from a well, lease, unit or other Oil and Gas Interest after satisfaction of applicable lessor royalties, overriding royalties, oil payments and other payments out of or measured by the production of oil, gas and other Hydrocarbons from such well, lease, unit or other Oil and Gas Interest.

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Claim.

“Objection Date” shall have the meaning ascribed to it in Section 6.8 hereof.

“Oil and Gas Documents” means the Leases and Assigned Contracts comprising a portion of the Oil and Gas Interests.

“Oil and Gas Interest(s)” means (a) all interests in and rights with respect to oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty interests, production payments, operating rights, net profits interests, fee minerals, fee royalties, other non-working interests and non-operating interests; (b) interests in and rights with respect to Hydrocarbons and other minerals or revenues therefrom and contracts in connection therewith and claims and rights thereto (including oil and gas leases, operating agreements, unitization and pooling agreements and orders, division order, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements and, in each case, interests thereunder), surface interests, fee interests, reservations and concessions; (c) easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and (d) interests in equipment and machinery (including well equipment and machinery), oil and gas production, gathering, transmission, compression, treating, processing and storage facilities (including tanks, tank batteries, pipelines and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing, in each case to the extent such interests comprise a part of the Purchased Assets.

“ORRI Assignment” shall have the meaning ascribed to it in Section 2.2(b) hereof.

“Participation Agreement” means that certain Participation Agreement, entered into effective March 3, 2005, by and among Alta, Contango and MND, as assignee of the rights, title and interests of Mitchell Asset Management, L.P. thereunder.

“Parties” shall mean Buyer and Sellers.

“Permitted Encumbrances” shall have the meaning ascribed to it in Section 6.5 hereof.

“Permitted Liens” means with respect to each Seller (a) liens for current real or personal property taxes not yet due and payable and with respect to which such Seller maintains adequate reserves, (b) workers’, carriers’ and mechanics’ or other like liens incurred in the ordinary course of such Seller’s business with respect to which payment is not due and that do not impair the present use of the affected property, and (c) liens that are immaterial in character, amount, and extent and which do not detract from the value or interfere with the present or proposed use of the properties they affect.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Purchase Price” shall have the meaning ascribed to it in Section 1.4 hereof.

“Purchase Price Adjustment” shall have the meaning ascribed to it in Section 1.7(b) hereof.

“Purchased Assets” shall have the meaning ascribed to it in Section 1.1 hereof.

“Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable.

“Reasonable Documentation” shall have the meaning ascribed to it in Section 6.10 hereof.

“Response” shall mean a written response containing the information provided for in Section 8.3(b).

“Restricted Contract” shall have the meaning ascribed to it in Section 1.12(a) hereof.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (a) mechanic’s, materialmen’s, and similar liens arising in the ordinary course of business and securing obligations that are not yet due and payable, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, (c) liens for Taxes and assessments not yet due and payable, (d) liens for Taxes, assessments and other charges, if any, the validity of which is being contested in good faith and (e) minor imperfections of title, none of which is material in amount or materially affects the present use of such assets or properties.

“Seller” or “Sellers” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Seller Indemnitees” shall have the meaning ascribed to it in Section 8.2 hereof.

“Seller Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (a) the business, assets, liabilities, capitalization, condition of the Purchased Assets (financial or otherwise), or results of operations of Sellers as such relate to the Purchased Assets, or (b) on the ability of Sellers to consummate the Closing and the transactions contemplated by this Agreement in accordance with the terms of this Agreement, excluding any effect of changes resulting from or relating to (i) to the extent that they do not have an ongoing materially disproportionate effect on Sellers, conditions in the United States or global economy or financial or capital markets generally, including changes in interest rates, (ii) to the extent that they do not have an ongoing materially disproportionate effect on Sellers, changes in conditions (including changes in legal, regulatory or business conditions) in or otherwise affecting the industries or businesses in which Sellers operate, (iii) changes in law, GAAP or any authoritative interpretations thereof, (iv) this Agreement, the announcement or performance hereof and the transactions and obligations contemplated hereby, (v) to the extent that they do not have an ongoing materially disproportionate effect on Sellers, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, rain, droughts or other natural acts, (vii) any action taken or omitted to be taken by Sellers at the written request or with the written consent of Buyer and (viii) any action taken by a Buyer Party. For the avoidance of doubt, the Parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Seller Material Adverse Effect.

“Seller Related Documents” shall have the meaning ascribed to it in Section 3.2(b) hereof.

“Sellers Certificate” shall mean certificates to the effect that each of the conditions specified in Section 7.2(a) through (d) (insofar as clause (d) relates to Legal Proceedings involving such Seller) is satisfied in all respects or is deemed waived as provided in Section 7.2.

“Sellers’ Dispute Notice” shall have the meaning ascribed to it in Section 1.10(d)(ii) hereof.

“Tax Returns” shall mean all forms, reports, returns (including information returns), declarations, statements or other information (including any related or supporting schedules or attachments to any of the foregoing, and any amendments to any of the foregoing) supplied or required to be supplied to any Governmental Entity in connection with Taxes.

“Taxes” shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including income, capital gains, estimated, gross receipts, ad valorem, premium, value-added, excise, alternative minimum, real property, personal property, sales, use, transfer, escheat, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, capital stock severance, stamp, occupation, windfall profits, customs, duties, franchise, withholding and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tepee” shall have the meaning ascribed to it in the first paragraph of this Agreement.

“Third Party Claim” shall have the meaning ascribed to it in Section 8.3(a)(i) hereof.

“Title Defect” shall have the meaning ascribed to it in Section 6.6 hereof.

“Title Defect Notice” shall have the meaning ascribed to it in Section 6.8 hereof.

“Title Defect Threshold Amount” shall have the meaning ascribed to it in Section 6.12 hereof.

“Title Defect Value” shall have the meaning ascribed to it in Section 6.7 hereof.

“Treasury Regulations” and “Treasury Regulation” means the final and temporary (but not proposed) income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Well” or “Wells” shall have the meaning ascribed to it in Section 1.1(b) hereof.

“Working Interest” means the percentage of costs and expenses attributable to the maintenance, development and operation of an Oil and Gas Interest.

ARTICLE XI

MISCELLANEOUS

11.1 Press Releases and Announcements. The initial press releases relating to this Agreement shall be press releases the text of which have been agreed to by Buyer and Sellers. Thereafter, neither Buyer nor any of the Sellers shall issue any press release or otherwise make any public statements with respect to this Agreement or any of the other transactions contemplated by this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld or delayed); provided that a Party may, without such consent (but after prior consultation to the extent practicable in the circumstances), issue such press releases and make such public statements that it believes are required by applicable law. Notwithstanding the foregoing, a Party may make public statements in response to questions from the press, analysts, investors and make internal announcements to employees, so long as such statements and announcements are consistent with previous press releases or public statements made jointly by Sellers and Buyer and do not violate the terms of the Confidentiality Agreement.

11.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person or entity other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions of Article VIII concerning indemnification are intended for the benefit of the persons or entities entitled to indemnification thereunder.

11.3 Like-Kind Exchanges. Sellers and Buyer consent to each of the other Parties’ assignment of its rights and obligations under this Agreement to its Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4)(v) of the Treasury Regulations promulgated under the Code), if any, or to its Qualified Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37), if any, in connection with effectuation of a like-kind exchange. However, Sellers and Buyer acknowledge and agree that any assignment of this Agreement to a Qualified Intermediary or to a Qualified Exchange Accommodation Titleholder does not release Sellers or Buyer from any of their respective liabilities and obligations to each other under this Agreement. Each Party agrees to reasonably cooperate with the other to attempt to structure the transaction as a like-kind exchange.

11.4 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

11.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11.5 is void.

11.6 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

11.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.8 Notices. All notices, requests, demands, claims, waivers and other communications required or permitted under this Agreement will be in writing and will be deemed to have been delivered (a) the next business day when sent overnight by a recognized courier service, (b) upon delivery when personally delivered to the recipient or sent by certified mail, or (c) when receipt is electronically confirmed, if sent by facsimile; provided, however, that if electronic receipt is confirmed after normal business hours of the recipient, notice shall be deemed to have been given on the next business day. All such notices and communications will be mailed, sent or delivered as set forth below or to such other person(s), facsimile number(s) or address(es) as the applicable recipient may have designated by written notice to the other signatories to this Agreement:

If to Sellers:

Contango Operators, Inc.

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Attn: Kenneth R. Peak

Fax: (713) 960-1065

Tel: (713) 960-1901

and to:

Alta Resources, L.L.C.

500 Dallas, Suite 2930

Houston, Texas 77002

Attn: Joseph G. Greenberg

Fax: (713) 759-1156

Tel: (713) 759-1155

and to:

GPM Energy LLC

600 Travis, Suite 1850

Houston, Texas 77002

Attn: Barry E. Leavitt

Fax: (713) 377-5028

Tel: (713) 377-5026

and to:

MND Partners, L.P.

600 Travis, Suite 1850

Houston, Texas 77002

Attn: Barry E. Leavitt

Fax: (713) 377-5028

Tel: (713) 377-5026

and to:

Tepee Petroleum Company, Inc.

500 Dallas, Suite 2920

Houston, Texas 77002

Attn: Townes G. Pressler

Fax: (713) 659-8300

Tel: (713) 659-6909

Copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP

300 South Grand Avenue, Suite 2200

Los Angeles, CA 90071

Attn: Richard A. Shortz, Esq.

Phone: (213) 612-2500

Fax: (213) 612-2501

If to Buyer:

XTO Energy Inc.

810 Houston Street

Fort Worth, Texas 76102

Attn: Vaughn O. Vennerberg II

Tel: 817-885-2341

Fax: 817-870-0379

Copy to (which shall not constitute notice):

XTO Energy Inc.

810 Houston Street

Fort Worth, Texas 76102

Attn: Warren J. Ludlow

Tel: 817-885-3401

Fax: 817-885-1821

11.9 Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including without limitation its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Texas.

11.10 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

11.12 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of any state or federal court sitting in Houston, Texas in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 11.8, provided that nothing in this Section 11.12 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

11.13 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) Any reference herein to “including” shall be interpreted as “including without limitation.”

(d) Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

XTO ENERGY INC.

By:	/S/ VAUGHN O. VENNERBERG II
Name:	Vaughn O. Vennerberg II
Title:	Sr. Exec. Vice President & Chief of Staff

CONTANGO OPERATORS, INC.

By:	/S/ KENNETH R. PEAK
Name:	Kenneth R. Peak
Title:	Chairman and Secretary

ALTA RESOURCES, L.L.C.

By:	/S/ JOSEPH G. GREENBERG
Name:	Joseph G. Greenberg
Title:	President

GPM ENERGY LLC

By:	/S/ BARRY E. LEAVITT
Name:	Barry E. Leavitt
Title:	Vice President

MND PARTNERS, L.P. By: MND-GP, LLC, its General Partner

By:	/S/ BARRY E. LEAVITT
Name:	Barry E. Leavitt
Title:	Vice President and Secretary

TEPEE PETROLEUM COMPANY, INC.

By:	/S/ TOWNES G. PRESSLER
Name:	Townes G. Pressler
Title:	President

Signature Page to Asset Purchase Agreement